

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 21, 2021

Jeffrey Witherell
Chief Executive Officer
Plymouth Industrial REIT, Inc.
20 Custom House Street, 11th Floor
Boston, Massachusetts 02110

> **Re: Plymouth Industrial REIT, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 11, 2021**
> **File No. 333-257006**

Dear Mr. Witherell:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Michael Davis at 202-551-4385 or Pam Howell at 202-551-3357 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction

cc:    Kenneth L. Betts